United States securities and exchange commission logo





                              December 19, 2023

       Wang Hua
       Chief Financial Officer
       PetroChina Company Limited
       9 Dongzhimen North Street
       Dongcheng District, Beijing 100007
       The People's Republic of China

                                                        Re: PetroChina Company
Limited
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Response dated
October 11, 2023
                                                            File No. 001-15006

       Dear Wang Hua:

              We have reviewed your October 11, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 14,
       2023 letter.

       Form 20-F for Fiscal Year Ended December 22, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 122

   1. We note that you do not believe that any members of your board of directors, including those who are members
or officials of the CPC Leadership Team of CNPC, are Chinese
                                                        Communist Party
officials. Please clarify the basis for this statement given Article 33 of the Chinese Communist
Party Constitution addresses the leading Party members groups or
                                                        Party committees of
state-owned enterprises, indicating they should play a leadership role and discuss and decide
on major issues of their enterprise in accordance with
                                                        regulations. In your
response, please address the following:

                                                              Please explain to
us in reasonable detail the roles and responsibilities of the CPC
                                                            Leadership Team of
CNPC, including how they participate in deciding the major
 Wang Hua
PetroChina Company Limited
December 19, 2023
Page 2
          issues of their enterprise and the extent to which this group approves and directs major decisions and activities of their enterprise.

            Please provide us with a detailed explanation of the roles and responsibilities of each of your directors who is also an official or member of the CPC Leadership Team of
          CNPC on PetroChina   s operations and major decisions.

            Please explain to us in more detail how you considered whether the CPC Leadership
          Team of CNPC has effectively been appointed by or is effectively acting as an agent for the Chinese Communist Party and whether the functions of this role would reasonably meet a definition of a Chinese Communist Party official.

2. We note your responses to prior comment 3 and to comment 4 in our letter dated August
      4, 2023. Neither of these responses clearly indicates the steps you have taken to determine whether any director of any of your consolidated entities is an official of the Chinese
      Communist Party or your conclusion as to this matter. As such, we re-issue the comment. Please tell us whether any member of the board of directors of any of your consolidated entities is an official of the Chinese Communist Party and supplementally describe the steps you have taken to confirm this. For instance, please tell us how the
      board members    current or prior memberships on, or affiliations with,
committees of the
      Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
      Please contact Jennifer Gowetski at 202-551-3401 or Jennifer Thompson at 202-551-
3737 with any other questions.



                                                            Sincerely,
FirstName LastNameWang Hua
                                                            Division of
Corporation Finance
Comapany NamePetroChina Company Limited
                                                            Disclosure Review
Program
December 19, 2023 Page 2
cc:       Kyungwon Lee
FirstName LastName